SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76116A306

(CUSIP Number)

Jennifer Terrell, Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Robert Robbins

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

May 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,958,802
	8	SHARED VOTING POWER 4,500
	9	SOLE DISPOSITIVE POWER 1,958,802
	10	SHARED DISPOSITIVE POWER 4,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,963,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS The John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 590,063
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 590,063
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Family Investments, LP 75-2662546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Kulik Partners, LP 26-1505767
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Cuerno Largo Partners, LP 27-2625185
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 42,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The Goff Family Foundation 26-0562600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,360
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,360
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP 81-4056276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 704,891
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 704,891
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff REN Holdings, LLC 47-4391712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,139
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 252,139
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff REN Holdings II, LLC 82-2024412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,900
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 103,900
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Cuerno Largo, LLC 27-2588730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 42,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Kulik GP, LLC 26-1505712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC 81-4046210
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 704,891
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 704,891
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS GFS REN GP, LLC 82-1855370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 356,039
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 356,039
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D (as subsequently amended and supplemented, the “Schedule 13D”) filed by the undersigned on June 22, 2015, as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on July 15, 2015, Amendment No. 2 to Schedule 13D, filed on October 9, 2015, Amendment No. 3 to Schedule 13D, filed on November 12, 2015, Amendment No. 4 to Schedule 13D, filed on July 11, 2016, Amendment No. 5 to Schedule 13D filed on October 11, 2016, and Amendment No. 6 to Schedule 13D, filed on December 21, 2016, relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation (the “Issuer”), a Delaware corporation. The address of the Issuer’s office is 1700 Lincoln St., Suite 2800, Denver, CO 80203. This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. As used herein, “Shares” means shares of Common Stock.

Item 2.	Identity and Background.

Sections A, B and C of Item 2 are hereby amended in their entirety as follows:

A. This statement is being filed by:

i.	The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, with respect to the Shares directly and beneficially owned by it;

ii.	Goff Family Investments, LP (“Goff Family Investments”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

iii.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as general partner to Goff Family Investments;

iv.	Kulik Partners, LP (“Kulik Partners”), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;

v.	Kulik GP, LLC (“Kulik GP”), a Texas limited liability company, as general partner to Kulik Partners;

vi.	Cuerno Largo Partners, LP (“Cuerno Partners”); a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;

vii.	Cuerno Largo, LLC (“Cuerno GP”), a Texas limited liability company, as general partner to Cuerno Partners;

viii.	The Goff Family Foundation (“Goff Foundation”), a Texas non-profit corporation, with respect to the Shares directly and beneficially owned by it;

ix.	John C. Goff, a United States Citizen, as trustee of the Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of the Goff Foundation, as president of Goff Capital, and with respect to the Shares directly and beneficially owned by him;

x.	JCG 2016 Holdings, LP (“JCG 2016 Holdings”), a Texas Limited Partnership, with respect to the Shares beneficially owned by it;

xi.	JCG 2016 Management, LLC (“JCG 2016 Management”), a Texas limited liability company, as General Partner of JCG 2016 Holdings;

xii.	Goff REN Holdings, LLC (“Goff REN”), a Texas limited liability company, with respect to the Shares beneficially owned by it;

xiii.	Goff REN Holdings II, LLC (“Goff REN II”), a Texas limited liability company, with respect to the Shares beneficially owned by it;

xiv.	GFS REN GP, LLC (“GFS REN GP”), a Texas limited liability company, as manager of Goff REN and Goff REN II.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

B. The address of the principal office of Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners, Goff Foundation, Goff Capital, Kulik GP, Cuerno GP, JCG 2016 Holdings, JCG 2016 Management, Goff REN, Goff REN II, GFS REN GP and John C. Goff is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

C. The principal business of Cuerno Partners, Kulik Partners, Goff Family Trust, Goff Foundation, Goff Family Investments, JCG 2016 Holdings, Goff REN and Goff REN II is to manage investments for a single family. The principal business of Kulik GP, Cuerno GP, JCG 2016 Management, GFS REN GP and Goff Capital is serving as the general partner to Kulik Partners, Cuerno Partners, JCG 2016 Holdings, Goff REN, Goff REN II and Goff Family Investments, respectively. The principal occupation of John C. Goff is serving as president of Goff Capital and as an asset manager in real estate and private equity.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety as follows:

The Shares purchased by each of Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners and Goff Foundation were purchased with working capital in open market purchases. The aggregate purchase price of the 590,063 Shares beneficially owned by Goff Family Trust is approximately $6,495,861.82 . The aggregate purchase price of the 110,000 Shares beneficially owned by Goff Family Investments is approximately $533,379.99. The aggregate purchase price of the 82,000 Shares beneficially owned by Kulik Partners is approximately $403,821.94. The aggregate purchase price of the 42,000 Shares beneficially owned by Cuerno Partners is approximately $159,347.08. The aggregate purchase price of the 15,360 Shares beneficially owned by Goff Foundation is approximately $91,707.90. The aggregate purchase price of the 252,139 Shares beneficially owned by Goff REN is approximately $6,954,473.50. The aggregate purchase price of the 103,900 Shares beneficially owned by Goff REN II is approximately $2,960,950.75. The 2,000 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.0001 per share (“Preferred Stock”), of the Issuer, purchased by JCG 2016 Holdings were purchased with working capital in a private placement exempt from registration under Rule 144A on October 7, 2016. The aggregate purchase price of such shares of Preferred Stock, which are convertible into 67,723 Shares of Common Stock, is approximately $2,000,000.00. The aggregate purchase price of the 637,168 Shares (excluding the Shares convertible from the shares of Preferred Stock) beneficially owned by JCG 2016 Holdings, LP, is approximately $4,370,815.08.

The 58,449 Shares purchased by John C. Goff individually, and the 4,500 Shares held in family members’ accounts over which he shares investment and/or dispositive power, were purchased with personal funds in open market purchases. The aggregate purchase price of such Shares beneficially owned by John C. Goff is approximately $304,500.76.

Item 4.	Purpose of the Transaction.

Item 4 is amended to include the following:

On May 15, 2018, an employee of Goff Capital, Inc. was named to the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

The aggregate percentage of Shares reported beneficially owned by Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners, Goff Foundation, Goff Capital, Kulik GP and Cuerno GP is based upon 23,160,922 Shares outstanding, which is the total number of Shares outstanding as confirmed by the Issuer as of May 7, 2018. The aggregate percentage of Shares reported beneficially owned by JCG 2016 Holdings, JCG 2016 Management, and John C. Goff is based upon 23,228,645 Shares outstanding, which is the total number of Shares outstanding as confirmed by the Issuer as of May 7, 2018, plus the number of Shares issuable upon conversion of the Preferred Stock beneficially owned by such Reporting Persons.

A.	Goff Family Trust

i.	As of close of business on May 17, 2018, Goff Family Trust beneficially owned 590,063 Shares.

Percentage: Approximately 2.5%

ii.	Powers

1.	Sole power to vote or direct vote: 590,063

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 590,063

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff Family Trust has not entered into any transactions in the Shares during the past 60 days.

B.	Goff Family Investments

i.	As of close of business on May 17, 2018, Goff Family Investments beneficially owned 110,000 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1.	Sole power to vote or direct vote: 110,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 110,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff Family Investments has not entered into any transactions in the Shares during the past sixty days.

C.	Goff Capital

i.	As of close of business on May 17, 2018, Goff Capital, as general partner of Goff Family Investments, may be deemed to beneficially own 110,000 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1.	Sole power to vote or direct vote: 110,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 110,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff Capital has not entered into any transactions in the Shares in the past sixty days. Goff Family Investments has not entered into any transactions in the Shares during the past sixty days.

D.	Kulik Partners

i.	As of close of business on May 17, 2018, Kulik Partners beneficially owned 82,000 Shares.

Percentage: Approximately 0.4%

ii.	Powers

1.	Sole power to vote or direct vote: 82,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 82,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Kulik Partners has not entered into any transactions in the Shares during the past sixty days.

E.	Kulik GP

i.	As of close of business on May 17, 2018, Kulik GP, as general partner of Kulik Partners, may be deemed to beneficially own 82,000 Shares owned by Kulik Partners.

Percentage: Approximately 0.4%

ii.	Powers

1.	Sole power to vote or direct vote: 82,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 82,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Kulik GP has not entered into any transactions in the Shares in the past sixty days. Kulik Partners has not entered into any transactions in the Shares during the past sixty days.

F.	Cuerno Partners

i.	As of close of business on May 17, 2018, Cuerno Partners beneficially owned 42,000 Shares.

Percentage: Approximately 0.2%

ii.	Powers

1.	Sole power to vote or direct vote: 42,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 42,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Cuerno Partners has not entered into any transactions in the Shares in the past 60 days.

G.	Cuerno GP

i.	As of close of business on May 17, 2018, Cuerno GP, as general partner of Cuerno Partners, may be deemed to beneficially own 42,000 Shares owned by Cuerno Partners.

Percentage: Approximately 0.2%

ii.	Powers

1.	Sole power to vote or direct vote: 42,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 42,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Cuerno GP has not entered into any transactions in the Shares in the past sixty days. Cuerno Partners has not entered into any transactions in the Shares in the past 60 days.

H.	Goff Foundation

i.	As of close of business on May 17, 2018, Goff Foundation beneficially owned 15,360 Shares.

Percentage: Approximately 0.1%

ii.	Powers

1.	Sole power to vote or direct vote: 15,360

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 15,360

4.	Shared power to dispose or direct the disposition: 0

iii.	The Goff Foundation has not entered into any transactions in the Shares in the past sixty days.

I.	Goff REN

i.	As of close of business on May 17, 2018, Goff REN beneficially owned 252,139 Shares.

Percentage: Approximately 1.1%

ii.	Powers

1.	Sole power to vote or direct vote: 252,139

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 252,139

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff REN has not entered into any transactions in the Shares in the past sixty days.

J.	Goff REN II
i.	As of close of business on May 17, 2018, Goff REN II beneficially owned 103,900 Shares.

Percentage: Approximately 0.4%

ii.	Powers

1.	Sole power to vote or direct vote: 103,900

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 103,900

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff REN II has not entered into any transactions in the Shares in the past sixty days.

K.	GFS REN GP

i.	As of close of business on May 17, 2018, GFS REN GP, as manager of Goff REN and Goff REN II, may be deemed to beneficially own 356,039 Shares owned by Goff REN and Goff REN II.

Percentage: Approximately 1.5%

ii.	Powers

1.	Sole power to vote or direct vote: 356,039

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 356,039

4.	Shared power to dispose or direct the disposition: 0

iii.	GFS REN GP has not entered into any transactions in the Shares in the past sixty days. Goff REN has not entered into any transactions in the Shares in the past 60 days. Goff REN II has not entered into any transactions in the Shares in the past 60 days.

L.	JCG 2016 Holdings

i.	As of close of business on May 17, 2018, JCG 2016 Holdings directly owned 637,168 Shares and 2,000 shares of Preferred Stock, which were convertible into 67,723 Shares, for a total of 704,891 Shares beneficially owned.

Percentage: Approximately 3.0%

ii.	Powers

1.	Sole power to vote or direct vote: 704,891

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 704,891

4.	Shared power to dispose or direct the disposition: 0

iii.	JCG 2016 Holdings has not entered into any transactions in the Shares in the past sixty days.

M.	JCG 2016 Management

i.	As of close of business on May 17, 2018, JCG 2016 Management, as general partner of JCG 2016 Holdings, may be deemed to beneficially own 704,891 Shares.

Percentage: Approximately 3.0%

ii.	Powers

1.	Sole power to vote or direct vote: 704,891

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 704,891

4.	Shared power to dispose or direct the disposition: 0

iii.	JCG 2016 Management has not entered into any transactions in the Shares in the past 60 days. JCG 2016 Holdings has not entered into any transactions in the Shares in the past sixty days.

N.	John C. Goff

i.	As of close of business on May 17, 2018, as trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation, as president of Goff Capital, as managing member of GFS REN GP, and with respect to the Shares directly and beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 590,063 Shares owned by Goff Family Trust, (2) 110,000 Shares owned by Goff Family Investments, (3) 82,000 Shares owned by Kulik Partners, (4) 42,000 Shares owned by Cuerno Partners, (5) 15,360 Shares owned by Goff Foundation, (6) 252,139 Shares owned by Goff REN, (7) 103,900 Shares owned by Goff REN II, (8) 704,891 Shares beneficially owned by JCG 2016 Holdings and (9) 62,949 Shares owned by him individually or held in family members’ accounts over which he shares investment and/or dispositive power.

Percentage: Approximately 8.5%

ii.	Powers

1.	Sole power to vote or direct vote: 1,958,802

2.	Shared power to dispose or direct the disposition: 4,500

3.	Sole power to dispose or direct the disposition: 1,958,802

4.	Shared power to dispose or direct the disposition: 4,500

iii.	John C. Goff, Goff Family Trust, Goff Family Investments, Goff Capital, Kulik Partners, Kulik GP, Cuerno Partners, Cuerno GP, Goff Foundation, Goff REN, Goff REN II, GFS REN GP, JCG 2016 Holdings and JCG 2016 Management have not entered into any transactions in the Shares in the past sixty days.

As general partner of Kulik Partners, Kulik GP may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Kulik Partners Shares. Kulik GP disclaims beneficial ownership of the Kulik Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Cuerno Partners, Cuerno GP may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Cuerno Partner Shares. Cuerno GP disclaims beneficial ownership of the Cuerno Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Goff Family Investments, Goff Capital may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of Goff Family Investments Shares. Goff Capital disclaims beneficial ownership of Goff Family Investments Shares, except to the extent of its pecuniary interest therein.

As manager of Goff REN and Goff REN II, GFS REN GP may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS REN GP disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As general partner of JCG 2016 Holdings, JCG 2016 Management may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of JCG 2016 Holdings Shares. JCG 2016 Management disclaims beneficial ownership of JCG 2016 Holdings Shares, except to the extent of its pecuniary interest therein.

As trustee of Goff Family Trust, as managing member of Cuerno GP, Kulik GP and JCG 2016 Management, as the sole board member of Goff Foundation, as president of Goff Capital, and as managing member of GFS REN GP; John C. Goff may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Goff Family Trust Shares, the Kulik Partner Shares, the Cuerno Partner Shares, the Goff Foundation Shares, the Goff Family Investments Shares, the Goff REN Shares, the Goff REN II Shares, and the JCG 2016 Holdings Shares. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended in its entirety as follows:

Exhibit 1

Joint Filing Agreement by and among Kulik Partners, LP; Kulik GP, LLC; The John C. Goff 2010 Family Trust; Cuerno Largo Partners, LP; Cuerno Largo LLC; The Goff Family Foundation; Goff Family Investments, LP; Goff Capital, Inc.; John C. Goff; JCG 2016 Management, LLC; JCG 2016 Holdings, LP; Goff REN Holdings, LLC; Goff REN Holdings II, LLC and GFS REN GP, LLC, dated May 17, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2018

John C. Goff		Kulik Partners, LP
By: its General Partner, Kulik GP, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
The John C. Goff 2010 Family Trust			John C. Goff, Member
Cuerno Largo Partners, LP By: its General Partner, Cuerno Largo LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff Trustee		John C. Goff, Member

Kulik GP, LLC		The Goff Family Foundation

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Member		John C. Goff Sole Board Member

Cuerno Largo, LLC		Goff Family Investments, LP By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Member		John C. Goff, President

Goff Capital, Inc.		JCG 2016 Holdings, LP By: its General Partner, JCG 2016 Management, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, President		John C. Goff, Member Manager

Goff REN Holdings, LLC By: its Manager, GFS REN GP, LLC		JCG 2016 Management, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Managing Member		John C. Goff, Member

Goff REN Holdings II, LLC By: its Manager, GFS REN GP, LLC		GFS REN GP, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Managing Member		John C. Goff, Managing Member